DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
2/2/07

1. NAME OF REPORTING PERSON
Bulldog Investors General Partnership


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

243,400

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

243,400
_________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

243,400

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

9.79%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________

This statement constitutes amendment No.4 to the Schedule 13D filed on June 5, 2006. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4 is amended as follows:
Item 4. PURPOSE OF TRANSACTION
Please see attached press release (Exhibit 1).

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
 As per the DEFC14A filed on 1/29/07 there were 2,485,000 shares of RHR outstanding as of 12/11/06. The percentage set forth in item 5 was derived using such number. BIGP beneficially owns an aggregate of 243,400 shares of RHR or 9.79 % of the outstanding shares. Power to dispose and vote securities lies solely with BIGP.

c) During the past 60 days the following shares of RHR were traded:

2/2/07	Sold 125,000 @ 23.75

d) BIGP is entitled to receive any dividends or sales proceeds.

e) NA


Item 7 is amended as follows:
Item 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Press Release

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/5/07

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein
President, Kimball and Winthrop, Inc.
Managing General Partner, BIGP

Exhibit 1.

(BSNS WIRE) -- Bulldog Investors General Partnership
Makes Announcement Concerning
RMR Hospitality & Real Estate Fund

Business Editors / Financial Editors

SADDLE BROOK, N.J. -- (BUSINESS WIRE)-- February 5, 2007--On November 13, 2006, RMR Hospitality and Real Estate Fund (Amex: RHR) announced that it had filed a lawsuit against Bulldog Investors General Partnership ("BIGP") and certain of its affiliates for allegedly violating a provision of RHR's Agreement and Declaration of Trust purporting to limit any person or group of persons other than RHR's investment advisor from beneficially owning more than 9.8% of RHR's outstanding shares.

In its November 13th announcement RHR's management disclosed that the expenses RHR will incur to pursue the lawsuit could have a materially adverse impact upon its net asset value. BIGP believes that the purported limitation on ownership of record and beneficial interests in RHR's shares is illegal and unenforceable, and that BIGP would ultimately win the lawsuit. However, BIGP has determined that it is in the best interests of all shareholders to eliminate the prospect of a material reduction of RHR's net asset value. Consequently, BIGP has voluntarily reduced its position so that it and its affiliates do not collectively beneficially own more than 9.8% of RHR's outstanding common stock.

BIGP intends to solicit proxies for RHR's annual meeting scheduled for March 8, 2006. If (1) BIGP's nominees are elected at the meeting and
(2) there is no legal impediment to BIGP's acquisition of additional shares (including the aforementioned lawsuit brought by the Fund), then promptly after the meeting BIGP will commence a tender offer to purchase all shares of RHR's common stock at a price of 98% of NAV.

Phillip Goldstein, a principal of BIGP, commented:

The board has refused to address RHR's persistent double-digit discount to its net asset value. Our tender offer will afford all shareholders an opportunity to realize 98% of NAV for their shares provided the board does not stand in their way. If the Fund's lawsuit is settled or dismissed before the March 8th annual meeting and shareholders vote to elect our nominees we anticipate commencing a tender offer approximately one week later.

Contact: Phillip Goldstein, Bulldog Investors General Partnership 914-747-5262